Taiwan Greater China Fund
c/o Nanking Road Capital Management, LLC
111 Gillett Street Hartford, CT 06105

May 10, 2011

Kevin Rupert, Esq.
Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549

Re:	Taiwan Greater China Fund (the “Trust”)
Investment Company Act File No. 811-05617

Dear Mr. Rupert:

We received your oral comments on May 10, 2011 to the Trust’s revised preliminary proxy statement filed as correspondence on May 9, 2011.

The Trust has considered your comments and has authorized us to make the responses discussed below.  For ease of reference, we have included your comments followed by our responses.  All capitalized terms not defined herein are defined in the proxy statement.

Comment 1.        With respect to the $225,000 fee that is owed to the consultant if the Proposed Agreement is approved by Shareholders and implemented by the Board, please include language clarifying that the consultant would receive such fee regardless of which investment adviser was approved by Shareholders.

Response 1.      The following language has been added at the end of the last full paragraph on page 22 of the supplemental filing:

"This fee would also have been due to the consultant if an investment advisory agreement with any of the other investment adviser candidates brought to the Trust by the consultant was approved by Shareholders."

Comment 2.        Please include language in the proposed investment objective and investment policy of the Trust set forth in Proposals 2(g) and 2(h), respectively, clarifying that the term "significant portion" means at least 50%.

Response 2.      The following language has been added after the term "significant portion" in the last full paragraph on page 33 and the third from the last paragraph on page 34 of the supplemental filing:

"(at least 50%)"

Comment 3.        Please discuss the Board's considerations in charging a 2.00% redemption fee for in-kind redemptions as well as cash redemptions.

Response 3.      The Board has re-considered the costs associated with in-kind redemptions and concluded that such costs consist of international custody fees of approximately $40 per security.  As such, the Board has determined that a 1.6% redemption fee for in-kind redemptions is an adequate representation of the cost to the Trust for in-kind redemptions.  Such fee was achieved by using the following formula:

100 securities with a custody cost of $40 per security equals a total custody cost of $4,000.  This $4,000 custody cost divided by a hypothetical value of the securities to be redeemed of $250,000 (the threshold for in-kind redemptions) equals 1.60%.

In response to the considerations of the Board set forth above, the supplemental filing has been revised as follow:

The last sentence of the answer to the question "Why Open-End the Trust" in the Question and Answer section of the supplemental filing has been revised as follows:

"Converting the Trust into an open-end fund will eliminate the discount and give Shareholders the ability to realize the value of their Shares by redeeming them from the Trust at net asset value (subject to a redemption fee of (i) 2.00% for cash redemptions and (ii) 1.60% for in-kind redemptions for the first year following the Trust's conversion to an open-end fund becoming effective, as described below)."

The question in the Question and Answer section, which read "Why Will There be a Redemption Fee of 2.00% on Current Shareholders for the First Year Following the Conversion of the Trust to an Open-End Fund?" in the initial filling has been revised in the supplemental filing as follows:

"WHY WILL THERE BE A REDEMPTION FEE OF 2.00% FOR CASH REDEMPTIONS AND 1.60% FOR IN-KIND REDEMPTIONS ON CURRENT SHAREHOLDERS FOR THE FIRST YEAR FOLLOWING THE CONVERSION OF THE TRUST TO AN OPEN-END FUND?"

The second sentence of the penultimate paragraph on page 15 of the supplemental filing has been revised as follows:

"Conversion of the Trust to an open-end investment company would eliminate the trading market in the Shares and provide Shareholders with a continuing opportunity to redeem their Shares from the Trust at their NAV (subject to a (i) 2.00% redemption fee for cash redemptions and (ii) 1.60% redemption fee for in-kind redemptions made during the first year following the date upon which the open-ending of the Trust becomes effective)."

The first sentence of the last full paragraph on page 16 of the supplemental filing has been revised as follows:

"As described below under “Measures to be Adopted if the Trust Becomes an Open-end Investment Company -- Redemption Fee,” if Shareholders vote to convert the Trust into an open-end investment company, the Trust will impose a fee payable to the Trust on redemptions that is equal to (i) 2.00% for cash redemptions and (ii) 1.60% for in-kind redemptions for one year after conversion."

The second sentence of the last full paragraph on page 18 of the supplemental filing has been revised as follows:

"Redemption of Shares would, however, be subject to a (i) 2.00% redemption fee for cash redemptions and (ii) 1.60% for in-kind redemptions for one year after the conversion becomes effective."

The first sentence of the carryover paragraph on the bottom of page 19 of the supplemental filing has been revised as follows:

"In order to reduce the number of redemptions of the Shares immediately following the conversion of the Trust to an open-end investment company (thereby reducing any disruption of the Trust’s normal portfolio management) and to offset the brokerage and other costs of such redemptions, the Trust will impose a redemption fee for a period of one year, to be retained by the Trust, of 2.00% on cash redemptions and 1.60% on in-kind redemptions."

As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489 or Jefferey D. LeMaster, Esq. at (212) 878-3206.  Thank you.

Very truly yours,

/s/ Leonard B. Mackey, Jr., Esq.